SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              -----------------------------------------------------




                                    FORM 11-K



                    X ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1996

                                       OR


                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



              -----------------------------------------------------




                             Full title of the Plan:

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN






Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

                                                        SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                  GATX CORPORATION SALARIED
                                              EMPLOYEES RETIREMENT SAVINGS PLAN
                                                      (Name of Plan)


                                                By:   /s/ James Conniff
                                                    -------------------------
                                                          James Conniff
                                                       Plan Administrator


Dated:  March 27, 1997

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS FOR ANNUAL REPORT ON FORM 11-K

December 31, 1996





The following financial data are submitted herewith:

   Report of Independent Auditors ........................................  3

   Consent of Independent Auditors .......................................  4

   Statements of Financial Condition, with Fund Information ..............  5

   Statements of Income and Changes in
     Participants' Equity , with Fund Information.......................... 7

   Notes to Financial Statements ......................................... 10

All schedules have been omitted because the information required therein is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT AUDITORS




Benefits Committee
GATX Corporation


We have audited the accompanying statements of financial condition of GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Corporation Salaried Employees Retirement Savings Plan at December 31, 1996 and 1995, and the income and changes in participants' equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

The Fund Information in the statements of financial condition and the statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            ERNST & YOUNG LLP




Chicago, Illinois
March 21, 1997

CONSENT OF INDEPENDENT AUDITORS





We consent to the incorporation by reference in the following: (i) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984; (ii) Registration
Statement No. 2-96593 on Form S-8, filed March 22, 1985; (iii) Registration Statement No. 33-38790 on Form S-8, filed February 1, 1991; and (iv) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991; and (v) Registration Statement No. 33-61183 filed July 20, 1995, pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan, of our report dated March 21, 1997 with respect to the financial statements of GATX Corporation Salaried Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1996.



                                                           ERNST & YOUNG LLP




Chicago, Illinois
March 26, 1997



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1996

                                                                                 FUND INFORMATION
                                            ----------------------------------------------------------------------------------------
                                                            GATX       Fidelity                               Phillips
                                             Managed        Stock     U.S. Equity                             Petroleum     Dreyfus
                                             Income         Fund         Index       Fidelity     Putnam       Company        New
                                              Fund        (Note D)       Fund         Puritan     Voyager    Securities     Leaders
                                            --------      --------     --------       -------     -------    ----------     -------

 ASSETS
Investments at Current Value - Note C:

Bankers Trust Pyramid GIC Fund          $15,842,715
  GATX Corporation Stock Fund                           $37,137,923
  Fidelity U.S. Equity Index Fund                                      $16,716,969
  Fidelity Puritan Fund                                                              $6,474,184
  Fidelity Managed Income Portfolio II     10,691,485
  Putnam Voyager Fund                                                                             $12,056,221
  Phillips Petroleum Company
        Common Stock                                                                                            $47,276
  Dreyfus New Leaders Fund                                                                                                 $362,975
  Fidelity Equity Income Fund
  Templeton Foreign Fund I
                                          ------------------------------------------------------------------------------------------

    Subtotal                               26,534,200    37,137,923     16,716,969    6,474,184    12,056,221    47,276     362,975

  Loans to Participants
  Cash                                      1,199,484
                                          ------------------------------------------------------------------------------------------

TOTAL ASSETS                              $27,733,684   $37,137,923    $16,716,969   $6,474,184   $12,056,221   $47,276    $362,975
                                          ===========   ===========    ===========   ==========   ===========   =======    ========

PARTICIPANTS' EQUITY                      $27,733,684   $37,137,923    $16,716,969   $6,474,184   $12,056,221   $47,276    $362,975
                                          ===========   ===========    ===========   ==========   ===========   =======    ========

See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1996

(CONTINUED)
                                                                FUND INFORMATION
                                              ---------------------------------------------------
                                               Fidelity    Templeton
                                               Equity      Foreign     Employee
                                               Income      Fund I        Loans         Total
                                              --------   ----------    ---------      --------


ASSETS
Investments at Current Value - Note C:
  Bankers Trust Pyramid GIC Fund                                                      $15,842,715
  GATX Corporation Stock Fund                                                          37,137,923
  Fidelity U.S. Equity Index Fund                                                      16,716,969
  Fidelity Puritan Fund                                                                 6,474,184
  Fidelity Managed Income Portfolio II                                                 10,691,485
  Putnam Voyager Fund                                                                  12,056,221
  Phillips Petroleum Company
        Common Stock                                                                       47,276
  Dreyfus New Leaders Fund                                                                362,975
  Fidelity Equity Income Fund                  $545,109                                   545,109
  Templeton Foreign Fund I                                 $558,530                       558,530
                                             ------------------------------------------------------

    Subtotal                                    545,109     558,530                   100,433,387

  Loans to Participants                                                 $4,218,169      4,218,169
  Cash                                                                                  1,199,484
                                             -------------------------------------------------------

TOTAL ASSETS                                   $545,109    $558,530     $4,218,169   $105,851,040
                                               ========    ========     ==========   ============

PARTICIPANTS' EQUITY                           $545,109    $558,530     $4,218,169   $105,851,040
                                               ========    ========     ==========   ============


See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1995

                                                                                   FUND INFORMATION
                                          -----------------------------------------------------------------------------------------
                                                                                                 Phillips
                                           Managed   GATX Stock  U.S. Equity                     Petroleum
                                           Income     Fund         Index    Fidelity  Putnam      Company      Employee
                                           Fund    (Note D)       Fund      Puritan   Voyager    Securities    Loans       Total
                                          --------  ----------   --------    -------   -------   ----------  ----------   ------


ASSETS
Investments at Current Value - Note C:
   Bankers Trust Pyramid GIC Fund        $18,572,023                                                                   18,572,023
   GATX Corporation Stock Fund                      $36,262,191                                                        36,262,191
   Fidelity U.S. Equity Index Fund                              $12,001,658                                            12,001,658
   Fidelity Puritan Fund                                                    $4,280,161                                  4,280,161
   Fidelity Managed Income Portfolio II  12,608,891                                                                    12,608,891
   Putnam Voyager Fund                                                                 $7,233,502                       7,233,502
   Phillips Petroleum Company Common Stock                                                        $36,458                  36,458
                                          ------------------------------------------------------------------------------------------

    Subtotal                             31,180,914  36,262,191   12,001,658 4,280,161  7,233,502  36,458               90,994,884

  Loans to Participants                                                                                    $3,562,448    3,562,448
  Cash                                    1,147,184     711,055                                     4,630                1,862,869
Net Receivables                              91,235     171,715                                                            262,950
                                         -------------------------------------------------------------------------------------------


TOTAL ASSETS                            $32,419,333 $37,144,961 $12,001,658 $4,280,161 $7,233,502 $41,088  $3,562,448  $96,683,151
                                        =========== =========== =========== ========== ==========  ======= =========   ===========

PARTICIPANTS' EQUITY                    $32,419,333 $37,144,961 $12,001,658 $4,280,161 $7,233,502 $41,088  $3,562,448  $96,683,151
                                        =========== =========== =========== ========== ==========  ======= ==========  ===========


See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended, December 31, 1996

                                                                       FUND INFORMATION
                                    -----------------------------------------------------------------------------------------------

                                                                                                Phillips
                                                 GATX Stock  Fidelity U.S.                      Petroleum   Dreyfus   Fidelity
                                     Managed       Fund      Equity Index   Fidelity  Putnam    Company      New      Equity
                                    Income Fund  (Note D)       Fund        Puritan   Voyager  Securities   Leaders    Income
                                    -----------  ----------   ----------    -------   -------  ----------   -------    ------

CONTRIBUTIONS &
   INVESTMENT INCOME
Contributions by GATX Corporation
   and subsidiaries                             $2,103,151
Salary deferrals by participants   $2,105,676    1,006,192   $1,187,839   $678,222  $1,375,381             $19,026    $17,256
Rollover contributions by
    participants                      149,773      177,866      298,355    258,715     204,200                         32,599
Dividend income                                  1,303,065      415,459    729,477     761,739              23,239     17,112
Interest income                     1,719,756          668
Gain on sale of investments                        507,013      266,203     21,959     294,525                 472        672
                                  ------------ ------------  ----------  ---------   ----------  --------  ---------  --------




TOTAL CONTRIBUTIONS AND
    INVESTMENT INCOME              3,975,205     5,097,955    2,167,856  1,688,373   2,635,845       0      42,737     67,639
                                  ------------  -----------  ----------- ---------  -----------  --------  ---------  ---------

Net transfers authorized by
    participants                  (4,876,158)   (1,362,375)   1,111,927    862,364   2,986,256             326,854    462,373
Unrealized increase (decrease) in
  current value of investments                    (660,138)   2,313,807     52,638     (26,627)   $6,188   (10,698)     9,436
Withdrawals by participants       (3,412,863)   (3,016,306)    (767,391)  (392,595)   (778,866)
Loans to participants             (1,157,833)     (324,573)    (367,057)  (166,514)   (406,987)                            (8)
Loan repayments by participants      786,000       258,399      256,169    149,757     413,098               4,082      5,669
                                 -------------  ------------  ---------- ----------  ----------  --------  --------  ---------
                                  (8,660,854)   (5,104,993)   2,547,455    505,650   2,186,874     6,188   320,238    477,470
                                 -------------  ------------  ---------- ----------  ----------  --------  --------  ---------


Increase / (Decrease) in
   Participants' Equity           (4,685,649)       (7,038)   4,715,311  2,194,023   4,822,719     6,188   362,975    545,109
                                 ------------  ------------  ----------- ---------   ----------  --------- --------  ---------

Participants' Equity
   January 1, 1996                32,419,333    37,144,961   12,001,658  4,280,161   7,233,502    41,088       0         0
                                 ------------  ------------  ----------- ----------  ----------  --------- --------  ---------

Participants' Equity
   December 31, 1996             $27,733,684   $37,137,923  $16,716,969 $6,474,184  $12,056,221  $47,276  $362,975   $545,109
                                 ============  ============ ============ ========== ===========  ======== =========  =========


See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended, December 31, 1996

(CONTINUED)
                                               FUND INFORMATION
                                    -------------------------------------
                                      Templeton
                                      Foreign     Employee
                                       Fund I      Loans      Total
                                      --------    --------    ------

CONTRIBUTIONS &
   INVESTMENT INCOME
Contributions by GATX Corporation
   and subsidiaries                                          $2,103,151
Salary deferrals by participants      $34,155                 6,423,747
Rollover contributions by
    participants                                              1,121,508
Dividend income                        17,758                 3,267,849
Interest income                                   $241,779    1,962,203
Gain on sale of investments               336                 1,091,180
                                     --------   ---------   -----------




TOTAL CONTRIBUTIONS AND
    INVESTMENT INCOME                  52,249     241,779    15,969,638
                                      --------  ----------   ----------

Net transfers authorized by
    participants                      488,759                     -
Unrealized increase (decrease) in
  current value of investments         17,818                 1,702,424
Withdrawals by participants            (4,234)    (131,918)  (8,504,173)
Loans to participants                  (4,528)   2,427,500        -
Loan repayments by participants         8,466   (1,881,640)       -
                                      --------  -----------  ----------
                                      506,281      413,942   (6,801,749)
                                      --------  -----------  ----------


Increase / (Decrease) in
   Participants' Equity               558,530      655,721    9,167,889
                                      --------   ----------  ----------

Participants' Equity
   January 1, 1996                       0       3,562,448   96,683,151
                                      --------   ---------- -----------

Participants' Equity
   December 31, 1996                 $558,530   $4,218,169  $105,851,040
                                      ========  =========== ============


See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended, December 31, 1995

                                                                  FUND INFORMATION
                                 --------------------------------------------------------------------------------------------------
                                                                                                 Phillips
                                  Managed     GATX Stock    Fidelity                            Petroleum
                                   Income        Fund      U.S. Equity  Fidelity     Putnam      Company      Employee
                                    Fund       (Note D)       Index      Puritan     Voyager   Securities      Loans        Total
                                 ---------  --------------  ---------   ---------   ---------  ----------    ----------  ----------


CONTRIBUTIONS & INVESTMENT
     INCOME
Contributions by GATX
    Corporation and subsidiaries             $  1,994,609                                                               $ 1,994,609
Salary deferrals by participants $ 2,402,476    1,078,316  $ 868,821   $ 458,612   $ 949,749                              5,757,974
Rollover contributions
     by participants                  77,056       46,422    158,980      73,722      26,037                                382,217
Dividend income                                 1,163,219    318,023     158,609     380,291      $ 626                   2,020,768
Interest income                    2,051,413        2,311                 14,904         395        160     $ 444,162     2,513,345
Gain (loss) on sale
    of investments - Note C          (22,411)     687,223  2,615,630     551,920      78,207                              3,910,569
                                  ----------- ------------ ----------  ---------  -----------   --------    ----------  ------------

TOTAL CONTRIBUTIONS
     AND INVESTMENT INCOME         4,508,534   4,972,100   3,961,454   1,257,767   1,434,679        786       444,162    16,579,482
                                  ----------- ------------ ----------- ---------  -----------   --------    ----------  ------------

Net transfers
    authorized by participants    (1,882,684)   (248,775)    708,073     500,493     922,893                                 -
Unrealized increase
    in current value of investments            2,613,407      57,471      79,649   1,230,350      1,481                   3,982,358
Withdrawals by participants       (1,544,570) (1,056,924)   (308,534)    (65,167)    (60,242)                            (3,035,437)
Loans to participants               (863,045)   (281,956)   (193,996)   (115,362)   (199,715)               1,654,074        -
Loan repayments by participants    1,043,975     419,396     142,147      96,477     235,901               (1,937,896)       -
                                  ------------ ----------- ------------ --------  -----------   ---------  -----------  ------------

                                  (3,246,324)  1,445,148     405,161     496,090  2,129,187       1,481      (283,822)      946,921
                                  ------------ ----------- ------------ --------  -----------   ---------  -----------  ------------

Increase in Participants' Equity   1,262,210   6,417,248   4,366,615   1,753,857  3,563,866       2,267       160,340    17,526,403
                                  -----------  ----------- ----------- ---------  -----------   ---------  -----------  ------------

Participants' Equity at
    January 1, 1995               31,157,123  30,727,713   7,635,043   2,526,304  3,669,636      38,821     3,402,108    79,156,748
                                  ----------- ----------- ------------ ---------  -----------   ---------  -----------  ------------

Participants' Equity at
    December 31, 1995            $32,419,333 $37,144,961 $12,001,658  $4,280,161 $7,233,502     $41,088    $3,562,448   $96,683,151
                                  =========== ========== ============ ========== ===========    ========   ===========  ===========


See notes to financial statements.


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended, December 31, 1994

                                                                         FUND INFORMATION
                                    -------------------------------------------------------------------------------------------
                                                                                                   Phillips
                                     Assured Income   GATX Stock                                  Petroleum
                                          And           Fund      Equity                           Company     Employee
                                     Annuity Option    (Note D)   Index   Balanced  Equity Growth Securities    Loans       Total
                                    ---------------- ------------ -------- -------- -----------  ----------   -----------  --------

CONTRIBUTIONS & INVESTMENT
      INCOME
Contributions by GATX
    Corporation and subsidiaries                  $ 1,821,458                                                            $1,821,458
Salary deferrals by participants     $ 2,482,955      894,708  $ 741,459   $403,948   $764,311                            5,287,381
Rollover contributions
    by participants                       25,506       21,008     15,687     47,341                                         109,542
Dividend income                                     1,025,421    211,981                           $ 1,196                1,238,598
Interest income                        1,930,692        5,946        756        300        735         133     $246,380   2,184,942
Gain on sale
    of investments - Note C                         1,011,897     12,450      2,436    184,524                            1,211,307
                                    -------------   -----------  --------- --------- ----------  ----------  ----------- -----------

TOTAL CONTRIBUTIONS
     AND INVESTMENT INCOME             4,439,153    4,780,438    982,333    454,025    949,570       1,329      246,380  11,853,228
                                    -------------   -----------  --------- --------- ----------   ---------  ------------ ----------

Net transfers
    authorized by participants           731,212     (294,216)   (21,072)   (52,477)  (363,447)                               -
Unrealized increase (decrease)
     in current value of investments                1,238,578   (112,535)   (60,345)  (123,165)      4,005                  946,538
Withdrawals by participants           (1,332,892)  (1,717,197)  (274,902)   (34,786)   (81,337)                 (96,176) (3,537,290)
Loans to participants                 (1,294,428)    (337,854)  (165,078)   (61,927)  (112,997)               1,972,284       -
Loan repayments by participants          915,114      250,992    144,033     90,853    200,544               (1,601,536)      -
                                    -------------  ----------- ---------- ----------  ----------   ---------  ----------- ----------

                                        (980,994)    (859,697)  (429,554)  (118,682)  (480,402)     4,005       274,572  (2,590,752)
                                    -------------  ----------- ---------- ----------  -----------  ---------- ----------- ----------

Increase in Participants' Equity       3,458,159    3,920,741    552,779    335,343    469,168      5,334       520,952   9,262,476
                                    -------------  ----------- ---------- ----------  -----------  ---------- ----------- ----------

Participants' Equity at
    January 1, 1994                   27,698,964   26,806,972  7,082,264  2,190,961  3,200,468     33,487     2,881,156  69,894,272
                                    ------------- ------------ ---------- ---------- -----------  ---------  ------------ ----------

Participants' Equity at
    December 31, 1994                $31,157,123  $30,727,713 $7,635,043 $2,526,304 $3,669,636    $38,821    $3,402,108 $79,156,748
                                     ============ =========== =========== ========= ===========   ========   =========== ===========


See notes to financial statements.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1996

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value based on quoted market prices or redemption value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by GATX Corporation (GATX or the Company).

The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan and was established to afford employees an opportunity to save systematically for retirement. Effective January 1, 1995, the Plan was opened to each eligible salaried employee of GATX, and each of its domestic subsidiaries which adopts or has adopted the Plan upon authorization by GATX, on the first of the month following their date of hire. Prior to January 1, 1995, employees were required to complete six months of service in order to be eligible to participate in the plan.

A participant may contribute to the Plan from 1% to a maximum of 15% of his or her compensation as defined by the Plan. After a participant completes six months of service, GATX and its electing subsidiaries contribute an amount up to but not more than 50%, as determined from time to time by GATX, of the amount contributed by each participant but not to exceed 3% of the participant's compensation, as defined by the Plan. Company contributions are invested in GATX Common Stock and short-term investments. All contributions are made in cash and deposited semi-monthly. Contributions by participants are made by means of salary deferral and employer contributions are fully vested.

After one year of participation in the Plan, active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

Participants may elect to have their contributions invested in the Managed Income Fund (which is a combination of the Bankers Trust Pyramid GIC Fund and the Fidelity Managed Income Portfolio II Fund), GATX Stock Fund, Fidelity U.S. Equity Index Portfolio Fund, Fidelity Puritan Fund, Putnam Voyager Fund, Dreyfus New Leaders, Fidelity Equity Income, Templeton Foreign Fund I, or in a combination of any of the funds in multiples of 10% in each fund selected. On August 1, 1995, the Plan named Fidelity Management Trust Company as trustee and recordkeeper, replacing Harris Bank and Trust Company.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1996

NOTE B--DESCRIPTION OF THE PLAN (Continued)

On August 1, 1996, the plan added Fidelity Equity Income and Templeton Foreign Fund I as investment options. On September 1, 1996, the plan added Dreyfus New Leaders as an investment option.

Employees participating in the Plan had invested in the available funds as follows (some having invested in more than one fund):

                                                         December 31
                                                  -------------------------
                                                    1996             1995
                                                  -------          --------
            Total participants                      1,714           1,701

            Managed Income Fund                     1,084           1,244
            GATX Stock Fund                           759             851
            Fidelity U.S. Equity Index Fund           905             784
            Fidelity Puritan Fund                     597             478
            Putnam Voyager Fund                       908             690
            Dreyfus New Leaders Fund                   70              -
            Fidelity Equity Income Fund                70              -
            Templeton Foreign Fund I                   91              -



As a result of a previous acquisition by GATX, rollover contributions, consisting of shares of common stock of Phillips Petroleum Company, were received by the Plan in 1979. As of December 31, 1996, one employee is participating in this Fund. Further contributions to the Fund are not allowed.

GATX intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions upon 30 days prior notice to participants or to reduce (or increase but not to more than 50%) the rate of such contributions without notice. For the years ended December 31, 1996, 1995 and 1994, GATX's contribution rate was 50%.

Should the Plan terminate at some future date, its net assets will be available to provide participants their distributions in proportion to their allocable share of the Plan assets at the date of such termination.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996

NOTE C - INVESTMENTS

The cost of investments and number of shares or units held at December 31, 1996 and 1995 were as follows:

                                                   1996                             1995
                                        ----------------------------  --------------------------------
                                         Shares/Units      Cost        Shares/Units          Cost
                                        -------------- -------------  ---------------     ------------

Bankers Trust Pyramid GIC Fund               -          $15,842,715          -            $18,572,023
GATX Corporation Stock Fund              765,730         22,972,681      745,752           22,094,712
Fidelity U.S. Equity Index Fund          620,296         13,466,514      531,753           11,065,010
Fidelity Puritan Fund                    375,533          6,332,146      251,626            4,190,760
Fidelity Managed Income Portfolio II         -           10,691,485          -             12,608,891
Putnam Voyager Fund                      747,905         10,838,251      474,328            5,988,905
Phillips Petroleum Company Common Stock    1,068             20,622        1,068               20,622
Dreyfus New Leaders Fund                   8,910            372,908          -                    -
Fidelity Equity Income Fund               12,727            535,673          -                    -
Templeton Foreign Fund I                  53,912            540,712          -                    -
                                                        -----------                        ------------
                                                        $81,613,707                        $74,540,923
                                                        ===========                        ============




GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1996

NOTE C--INVESTMENTS--Continued

The realized gain (loss) on sale of investments  is the  difference  between the
proceeds  received  and  the  average  cost  of  investments   sold,   including
transaction costs, and was determined as follows:

                                      1996                                 1995                               1994
                           ------------------------------------ --------------------------------  ----------------------------
                            Aggregate    Aggregate              Aggregate  Aggregate             Aggregate  Aggregate
                             Proceeds      Costs        Gain    Proceeds     Costs    Gain(Loss)  Proceeds    Costs      Gain
                           ------------ ------------- --------- ---------- ----------  ---------- --------- ----------  -------

GATX Corporation Stock Fund  $4,165,406 $3,658,393   $507,013  $1,645,323    $958,100   $687,223  $1,642,516  $630,619 $1,011,897
Fidelity U.S. Equity
     Index Fund               2,196,679  1,930,477    266,202     174,674     165,801      8,873
Fidelity Puritan Fund         1,321,939  1,299,979     21,960      89,362      88,536        826
Putnam Voyager Fund           2,297,315  2,002,791    294,524     269,921     191,714     78,207     777,620   593,096    184,524
Dreyfus New Leaders Fund        17,346      16,874        472
Fidelity Equity Income Fund     11,739      11,066        673
Templeton Foreign Fund I        19,568      19,232        336
Metropolitan Life Group Annuity
    Contract No. 12518                                          9,602,685   9,625,096    (22,411)
Harris Trust and Savings Bank
  Trust for Collective Investment
  of Employee Benefit Accounts:
    Equity Index Fund                                          10,154,556   7,547,799  2,606,757    108,546     96,096     12,450
Jennison Balanced Fund                                          3,386,708   2,835,614    551,094    142,410    139,974      2,436
                          -----------  ---------- ----------   ---------- ----------- ---------- ----------- ----------  ----------

                           $10,029,992  $8,938,812 $1,091,180 $25,323,229 $21,412,660 $3,910,569 $2,671,092 $1,459,785 $1,211,307
                          ============ ========== ==========  ===========  =========== ==========  ========== ========== ==========



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1996


NOTE D--GATX COMMON STOCK

The balance in the GATX Stock Fund consisted of $27,823,704 of employer matching assets and $9,314,219 of employee contributed assets at December 31, 1996. As of December 31, 1995, these amounts were $27,331,233 and $9,813,728 respectively. The employer matching assets cannot be transferred from the GATX Stock Fund to other funds.


NOTE E--FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter of the Plan's status as a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, (the Code), and is, therefore, not subject to tax under present income tax laws. Amounts distributed from the Plan are taxable to the participants or their beneficiaries as provided by Section 402(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversly affect the Plan's qualified status.